April 30, 2019

Anoop Bhatia
Chairman and Chief Executive Officer
Nowigence Inc.
418 Broadway
Albany, NY 12207

       Re: Nowigence Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed April 18, 2019
           File No. 024-10957

Dear Mr. Bhatia:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2019 letter.

Form 1-A/A filed on April 18, 2019

Our Clients, page 9

1. We note your response to prior comment 7 and reissue the comment in part. In this regard, please revise to disclose whether the "early customers" you discuss are representative of your overall client base and describe the criteria you used to choose to discuss these clients in your offering circular. For example, tell us whether the attributes of these clients represent the attributes of your typical client (i.e., large businesses).
      Additionally, please confirm that these "early customers" are currently your clients.
 Anoop Bhatia
FirstName LastNameAnoop Bhatia
Nowigence Inc.
Comapany NameNowigence Inc.
April 30, 2019
April 2 2019 Page 2
Page 30,
FirstName LastName
Description of Business
Revenue Plans, page 45

2. We note your response to prior comment 6. Please revise to disclose both your number of clients and users as of December 31, 2017 and December 31, 2018. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 49

3. We note your response to prior comment 10. Your disclosure continues to state that "[a]s of December 31, the consolidated revenues of Nowigence Inc. . . . was
$174,113 as
         compared to the revenues earned of $19,250 by the stand-alone US company Nowigence
         Inc." Please revise this statement to clarify that you are comparing Nowigence Inc.'s revenues generated during the fiscal year ended December 31, 2018 with those generated during the fiscal year ended December 31, 2017.
4. Disclosure added in response to prior comment 10 indicates that the $174,113 of total revenues in fiscal 2018 includes an internal service fee paid by Nowigence, Inc. to
         Nowigence India Private Limited. Please clarify the nature of this internal service fee.
         Explain why this inter-company transaction was not eliminated in your consolidated financial statements. Tell us whether there is an off-setting expense for the internal service fee in your consolidated financial statements.
Plan of Operations, page 50

5. Disclosure added in response to prior comment 11 indicates that the projections here were made in November 2019, which appears to be an error, and states that your Regulation A offering will occur in the first quarter of 2019. Please revise this statement to correct the reference to November 2019 and to clarify that the Regulation A offering will not occur in the first quarter of 2019 as this date has already passed. Additionally, please be advised that you must continue to have a reasonable basis for any projections contained in the offering statement.
Consolidated Financial Statements
Independent Auditor's Report, page 66

6. We note your response to prior comment 16. Please describe in greater detail the nature of the relevant audit field work performed by Bhuchar and Chandak for transactions and accounts relating to Nowigence India Private Limited.
Note 1. Nature of Operations, page 73

7. Your response to prior comment 17 indicates that the financial results have been consolidated for the entire year. Please tell us the date on which you obtained control of
         Nowigence India Private Limited Company. Provide us with your analysis of how you
 Anoop Bhatia
Nowigence Inc.
April 30, 2019
Page 3
      considered the guidance in ASC 805-10-25-(6 through 7). Revise your disclosures to comply with the requirements in ASC 805-10-50.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 74

8. We note your response to prior comment 19. Please explain why you believe that the one-
      time set-up fees provided are not analogous to the nonrefundable initial fees contemplated by footnote 39 of SAB Topic 13A.3.f. In this respect, SAB Topic 13A.3.f includes an example of set-up services provided in connection with hosting services, which appears relevant to your facts and circumstances. Describe in greater detail the nature and costs involved in the one-time set-up fees to automatically read, comprehend and organize historical documents, transcripts of audio files to be able to benchmark and learn from past events to be able to develop predictive analytics. Explain whether your customers continue to benefit from the set-up fees or services after the initial contract term. Tell us whether these services or set-up fees have standalone value.
Software Development Costs and Amortization, page 75

9. As previously requested in prior comment 20, please provide us with a detailed analysis of how you considered the scope provisions of ASC 985-20-15-5 and 7 in applying the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or
      Otherwise Marketed. Explain how you determined that 60 percent of the total salary costs should be capitalized. Describe in greater detail the nature of the data subscription services that are capitalized.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,

FirstName LastNameAnoop Bhatia                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameNowigence Inc.
                                                            and Services
April 30, 2019 Page 3
cc:       Andy Altahawi
FirstName LastName